November 5, 2007

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ruby Newco LLC and News Corporation

Amendment No. 2 to Registration Statement on Form S-4

SEC File No. 333-145925

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is made hereby on behalf of Ruby Newco LLC and News Corporation that acceleration of the effectiveness of the above-captioned Registration Statement be granted at 9:00 a.m. Eastern Time on November 7, 2007, or as soon thereafter as practicable.

In addition, Ruby Newco LLC and News Corporation acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, relieves neither Ruby Newco LLC nor News Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	neither Ruby Newco LLC nor News Corporation may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

        Very truly yours,

Ruby Newco LLC

By:	/s/ Lawrence A. Jacobs
Lawrence A. Jacobs
Senior Executive Vice President and General Counsel

News Corporation

By:	/s/ Lawrence A. Jacobs
Lawrence A. Jacobs
Senior Executive Vice President and Group
General Counsel